AMENDMENT NO. 1 TO

2016 AWLD EQUITY INCENTIVE PLAN

Section 2(k) of the Algodon Wines & Luxury Development Group, Inc. (“AWLD”) 2016 Equity Incentive Plan (the “Plan”) is hereby amended as follows:

Section 2 Definitions 2 k(i), 4(a)(i)

(k)       “Fair Market Value” shall mean, with respect to any property, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee. Notwithstanding the foregoing, the Fair Market Value of a Share, as of a given date, shall be determined as follows:

(i)       If the Shares are listed on any established stock exchange or traded on a national market system, including platforms on the OTC Markets, Inc., the Fair Market Value of a Share shall be the average closing sale price for such share (or the closing bid, if no sale was reported) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Shares) on the ten trading days preceding such day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable. If there are no reported sales during any of the ten preceding trading days, the calculation of Fair Market Value under this sub-paragraph shall include the closing price from the immediately prior day or days needed to reach an average based on ten days.

(ii)       In the absence of such markets for the Shares, the Fair Market Value shall be determined in good faith by the Committee using a reasonable application of a reasonable valuation method.

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Section 4(a) of the Plan is hereby amended as follows:

Section 4. Shares Available for Awards

(a) Shares Available. Subject to adjustment as provided in Section 4(c) of the Plan, the aggregate number of Shares that may be issued under the Plan, excluding shares issued under the Pre-Existing Plan, shall be 1,224,308 Shares, plus an automatic annual increase to be added on January 1 of each year equal to 2.5% of the total number of Shares outstanding on such date (including for this purpose any Shares issuable upon conversion of any outstanding capital stock of the Company).

(i)       Any Shares subject to an Award issued under this Plan or the Pre-Existing Plan that are canceled, forfeited or expire prior to exercise or realization, either in full or in part, shall be added to the total number of Shares available for an Award to be made under the Plan.

(ii)       Shares to be issued under the Plan may be either authorized but unissued Shares or Shares re-acquired and held in treasury.

(iii)       Notwithstanding the foregoing, (A) the number of Shares available for granting Incentive Stock Options under the Plan shall not exceed the aggregate number of Shares that may be issued under the Plan, subject to adjustment as provided in Section 4(c) of the Plan and subject to the provisions of Section 422 or 424 of the Code or any successor provision and (B) the number of Shares available for granting Restricted Stock and Restricted Stock Units shall not exceed 500,000, subject to adjustment as provided in Section 4(c) of the Plan. Shares tendered by Participants as full or partial payment to the Company upon exercise of an Award, and Shares withheld by or otherwise remitted to the Company to satisfy a Participant’s tax withholding obligations with respect to an Award, shall become available for issuance under the Plan.